                                                 /-----------------------------/
                                                 /          OMB APPROVAL       /
                                                 /-----------------------------/
                                                 /OMB Number:         3235-0287/
                                                 /Expires:    December 31, 2001/
                                                 /Estimated average burden     /
                                                 /hours per response........0.5/
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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                                WASHINGTON, D.C. 20549

[_] Check this box if
    no longer subject          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5        Filed pursuant to Section 16(a) of the Securities
    obligations may             Exchange Act of 1934, Section 17(a) of the
    continue. See             Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

--------------------------------------------------------------------------------
1. Name and Address of Reporting Person*

         Box                                Alan                       L
--------------------------------------------------------------------------------
         (Last)                             (First)                    (Middle)

         116 Huntington Avenue
--------------------------------------------------------------------------------
         (Street)

         Boston                             Massachusetts              02116
--------------------------------------------------------------------------------
         (City)                             (State)                    (Zip)

2. Issuer Name and Ticker or Trading Symbol

         American Tower Corporation (NYSE: AMT)
-----------------------------------------------

3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)

-----------------------------------------------

4. Statement for Month/Year

         September 2001
-----------------------------------------------

5. If Amendment, Date of Original (Month/Year)

-----------------------------------------------

6. Relationship of Reporting Person to Issuer (Check all applicable)

[X] Director     [X] Officer              [_] 10% Owner      [_] Other
                     (give title below)                          (specify below)

         Executive Vice President
-----------------------------------------------

7. Individual or Joint/Group Filing (Check applicable line)

    [X]  Form filed by One Reporting Person
    [ ]  Form filed by More than One Reporting Person

===========================================================================================================================
                     Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
===========================================================================================================================

1. Title       2. Trans-   3. Trans-      4. Securities Acquired (A)  5. Amount of         6. Owner-      7. Nature
   of             action      action         or Diposed of (D)           Securities           ship           of In-
   Security       Date        Code           (Instr. 3, 4 and 5)         Beneficially         Form:          direct
   (Instr. 3)     (Month/     (Instr. 8)                                 Owned at             Direct         Bene-
                  Day/     -----------------------------------------     End of               (D) or         ficial
                  Year)                                                  Month                Indirect       Owner-
                           Code V            Amount    (A) or Price      (Instr. 3 and 4)     (I)            ship
                                                       (D)                                    (Instr. 4)     (Instr. 4)
---------------------------------------------------------------------------------------------------------------------------
Class A Common    9/17/01     J              21,000    A      $11.95     644,858 (2)          D
Stock (1)
---------------------------------------------------------------------------------------------------------------------------
Class A Common    9/17/01     J               1,600    A      $11.81     2,635 (3)            I              By minor child
Stock (1)
---------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If this form is filed by more than one reporting person, see Instruction 4(b)(v).
                                                                         (Over)
                                                                 SEC 1474 (3-99)

====================================================================================================================================
                          Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                  (e.g., puts, calls, warrants, options, convertible securities)
====================================================================================================================================

1. Title of Derivative            2. Conver-            3. Trans-           4. Transac-            5. Number of Deriv-
   Security (Instr. 3)               sion or               action              tion Code              ative Securities
                                     Exercise              Date                (Instr. 8)             Acquired (A) or
                                     Price of              (Month/                                    Disposed of (D)
                                     Deriv-                Day/                                       (Instr. 3, 4, and 5)
                                     ative                 Year)
                                     Security
                                                                            --------------------------------------------------------
                                                                               Code   V                  (A)     (D)
------------------------------------------------------------------------------------------------------------------------------------

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------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================
                          Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                            (e.g., puts, calls, warrants, options, convertible securities) -- continued
====================================================================================================================================

               6. Date Exer-        7. Title and Amount of       8. Price    9. Number       10. Owner-       11. Na-
                  cisable and          Underlying Securities        of          of Deriv-        ship             ture
                  Expiration           (Instr. 3 and 4)             Deriv-      ative            Form             of In-
                  Date                                              ative       Secur-           of De-           direct
                  (Month/Day/                                       Secur-      ities            rivative         Bene-
                  Year)                                             ity         Bene-            Secu-            ficial
                                                                    (Instr.     ficially         rity:            Owner-
               ------------------------------------------------     5)          Owned            Direct           ship
                  Date     Expira-              Amount or                       at End           (D) or           (Instr.
                  Exer-    tion        Title    Number of                       of               Indi-            4)
                  cisable  Date                 Shares                          Month            rect (I)
                                                                                (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:


(1) This Form 4 is being filed to report Mr. Box's purchase on the open market on September 17, 2001 of 21,000 shares of Class A Common stock for his own account and 1,600 shares of Class A Common Stock for the account of his minor child. The purchases reported herein are being reported using the Transaction Code "J" pursuant to the instructions contained in the Emergency Order issued by the Securities and Exchange Commission on September 14, 2001, Release Number 44791 under the Securities Exchange Act of 1934.

(2) The information set forth in column 5, "Amount of Securities Beneficially Owned at End of Month" includes information, as of September 17, 2001, only with respect to Mr. Box's beneficial ownership of Class A Common Stock. It does not include information about Mr. Box's beneficial ownership of stock options to purchase Class A Common Stock because Mr. Box had no reportable transactions in such securities during the period for which this report is filed.

(3) The shares held in account for Mr. Box's minor child were previously reported by Mr. Box as indirectly owned by Mr. Box by trust. Mr. Box no longer has a reportable beneficial interest in 1,035 shares of Class A Common Stock owned by his adult child, previously reported as indirectly held by Mr. Box by trust.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/ Alan L. Box                                      September 20, 2001
-----------------------------------------------      --------------------------

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                                                         Page 2
                                                                 SEC 1474 (3-99)